Exhibit 99.8

Kandal M Venture Limited Announces Pricing of Initial Public Offering and Listing on Nasdaq

New York, June 25, 2025 (GLOBE NEWSWIRE) -- Kandal M Venture Limited (Nasdaq: FMFC) (the “Company”), a contract manufacturer of affordable luxury leather goods with manufacturing operations in Cambodia, announced the pricing of its initial public offering (the “Offering”) of 2,000,000 Class A ordinary shares (the “Class A Ordinary Shares”) which was conducted on June 24, 2025, at a public offering price of $4.00 per Class A Ordinary Share (the “Offering Price”). The Class A Ordinary Shares are expected to begin trading on the Nasdaq Capital Market on June 25, 2025, under the symbol “FMFC.”

The Offering is expected to close on June 26, 2025, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds for (i) broadening its customer base by expanding its geographical reach to other key markets, including the European markets, (ii) enhancing its production capacity, (iii) establishing a new design and development center for enhancing its product development capabilities, and (iv) additional working capital and other general corporate purposes.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 Class A Ordinary Shares of the Company, at the Offering Price, less underwriting discounts.

The Offering is being conducted on a firm commitment basis. Dominari Securities LLC acted as the representative of the underwriters, and Revere Securities LLC acted as the co-underwriter (collectively, the “Underwriters”) for the Offering. Loeb & Loeb LLP acted as U.S. legal counsel to the Company and The Crone Law Group, P.C. acted as legal counsel to the Underwriters for the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-282786), as amended, previously filed with, and subsequently declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement, and a free writing prospectus. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, electronic copies of the final prospectus relating to this Offering may be obtained from Dominari Securities LLC by email at info@dominarisecurities.com , by standard mail to Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor, New York, NY 10022, or by telephone at +1 (212) 393-4500; or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350.

Before you invest, you should read the registration statement, the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Kandal M Venture Limited

Kandal M Venture Limited is a contract manufacturer of affordable luxury leather goods with its manufacturing operations in Cambodia. Kandal M Venture Limited primarily manufactures handbags, such as shoulder bags, crossbody bags, tote bags, backpacks, top-handle handbags, satchels, and other smaller leather goods, such as wallets.

For more information, please visit the Company’s website at www.kandalmv.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the trading of its Class A Ordinary Shares or the closing of the Offering. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts:

Company:

Kandal M Venture Limited Investor Relations Contact:

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province,

Kingdom of Cambodia

Email: enquiry@fmfco.com.kh

Telephone: +855 23425205

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835 x2

Email: info@skylineccg.com

Website: www.skylineccg.com